Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

EV Charger Maker Tritium to Go Public in $1.2 Billion SPAC Deal

By Crystal Tse 2021-05-26 13:19:57.583 GMT

(Bloomberg) — Tritium, which makes fast chargers for electric vehicles, has reached an agreement to go public through a merger with blank-check company Decarbonization Plus Acquisition Corp. II.

The deal with the special purpose acquisition company, or SPAC, values Tritium at $1.2 billion, the companies said in a statement on Wednesday, confirming a Bloomberg News report. The transaction is expected to generate proceeds of about $403 million.

Unlike most SPAC mergers, Tritium’s combination with Decarbonization Plus II didn’t include raising a private placement.

Tritium only needs about $70 million to be break even for cash flow, Robert Tichio, chairman of the blank-check company, said in an interview. While there were conversations held about raising a placement, or PIPE, the idea was ultimately vetoed, he said. “I think it became clear that the weakness in the PIPE market overwhelmed the strength of any one good opportunity.”

Once the deal closes, Tritium is expected to be listed on the Nasdaq under the ticker “DCFC.”

Brisbane, Australia-based Tritium produces charging software and hardware — including electric pumps the size of large refrigerators — deployed at shopping malls and highway rest stops in almost 40 countries. It has supplied networks being rolled out by Volkswagen AG and Ford Motor Co. The firm’s fastest units can add about 217 miles (349 kilometers) of driving range in 10 minutes of charging, according to the company.

Founded in 2001 by members of a solar-car racing team, Tritium promoted ex-Boeing Co. executive Jane Hunter to chief executive officer in 2020. It has also expanded beyond Australia to add design and manufacturing facilities in California and Europe. Tritium announced last month that it was selected by the U.S. Army to help its efforts to convert its vehicles — including those used in combat — to electric power.

The proceeds from the transaction will be used to expand manufacturing capabilities, said Hunter, who will continue to lead the company after it goes public.

“We currently have a very healthy backlog, which is great problem to have but we want to be building closer to our main markets,” she said, adding that about 70% of the company’s revenue came from Europe, 20% from the Americas and around 10% from Asia Pacific. It plans to expand existing facilities in Brisbane, Amsterdam and Los Angeles and potentially build a new facility in another European city.

While there is no current plan to move its headquarters to the U.S., a Nasdaq listing brings the company closer to its customers and investors, Hunter said. “We could have listed on the ASX in Australia, but our markets aren’t here as strongly.”

Read more: Fastest Electric Car Chargers Waiting for Batteries to Catch Up

Adding electric car charging infrastructure is seen as vital for automakers to spur sales, and crucial to governments as they seek to phase out combustion engine vehicles to help meet climate targets. U.S. President Joe Biden has flagged plans to spend billions of dollars on tax credits and charging stations to support the transition away from gas-powered cars.

Rival supplier ABB Ltd. said last month that it plans to carve out its electric vehicle charging business into a separate legal structure and prepare the unit for a potential listing.

The Decarbonization Plus SPAC is backed by an affiliate of Riverstone Holdings LLC. It raised $402.5 million including so-called greenshoe shares in an initial public offering in February.

Important Information and Where to Find It

In connection with the proposed business combination, Decarbonization Plus Acquisition Corporation II (“DCRN”) and Tritium DCFC Limited (“NewCo”), which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM HOLDINGS PTY LTD (“TRITIUM”), DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.